Nasdaq Regulation

Lisa Roberts
Vice President
Listing Qualifications

Electronic Mail Only

June 26, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on June 25, 2018, The Nasdaq Stock Market (the "Exchange") received from Chicken Soup for the Soul Entertainment, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

9.75% Series A Cumulative Redeemable Perpetual Preferred Stock,
par value $0.0001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts